Cantor Fitzgerald & Co.

499 Park Avenue

New York, New York 10022

December 10, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jonathan Burr

Re:	Healthcare Merger Corp.
Registration Statement on Form S-1
Filed November 25, 2019, as amended
File No. 333-235253

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Cantor Fitzgerald & Co., as underwriter, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Washington D.C. time, on December 12, 2019, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: November 25, 2019
(ii)	Dates of distribution: November 25, 2019 through the date hereof
(iii)	Number of prospective underwriters and selected dealers to whom the preliminary prospectus was furnished: 6
(iv)	Number of prospectuses so distributed: 350

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature Page Follows]

CANTOR FITZGERALD & CO.

By:	/s/ Sage Kelly p. p
Name: Sage Kelly
Title: Head of Investment Banking